Filed by BlackRock New York Municipal Income Trust II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock New York Municipal Income Trust

File No. 333-240306

Date: December 3, 2020

Shareholder Name

Address 1

Address 2

Address 3

Reference #

EXTREMELY IMPORTANT

Re: Your investment in one or more BlackRock Closed-End Municipal Funds

Dear Shareholder:

We have been trying to get in touch with you regarding a very important matter pertaining to your investment in certain BlackRock closed-end municipal funds (the “Funds”). This matter relates to an important operating initiative for the Funds which requires your response.

It is very important that we speak to you regarding this matter. The call will only take a few moments of your time and there is no confidential information required.

Please contact us toll-free at 1-866-767-8867 between the hours of 9:00 a.m. and 11:00 p.m. Eastern Monday through Friday and 12:00 p.m. to 6:00 p.m. Eastern Saturday. At the time of the call please reference the number listed above.

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson LLC, the Funds’ proxy solicitor toll free at 1-866-767-8867.

Thank you in advance for your participation.